

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2015

Mail Stop 4546

<u>Via E-mail</u>
L. Edward Baker
Chairman and Chief Executive Officer
AWA Group LP
116 South Franklin Street
Rocky Mount, NC 27804

> **Re:** **AWA Group LP**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed September 29, 2015**
> **File No. 024-10460**

Dear Mr. Baker:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II - Offering Circular</u>

<u>General</u>

1. We note your response to prior comment three that financial statements in compliance with Article 8 of Regulation S-X will be filed in a future amendment. We continue to await the filing of those financial statements and may have further comment once they are provided.

<u>Item 12. Security Ownership… page 33</u>

2. Please revise to disclose your response to prior comments 11 and 12 here or in another appropriate section of the Offering Circular.

Item 13. Interest of Management… page 35

3.   We refer to prior comment 12. Item 13(a) of Part II to Form 1-A requires you to state the amounts involved in each transaction disclosed in this section. Accordingly, please disclose the amount paid in each private placement transaction that you disclose in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, we remind you that it is that entity's responsibility to do so prior to qualification of your offering statement.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie J. Sullivan, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Financial Services II

cc (via email): William M. Mower, Esq. – Maslon LLP